UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

GOLD RESERVE INC.
(Name of Issuer)

          Class A Common Shares, no par value per share
(Title of Class of Securities)

          38068N108
(CUSIP Number)

          September 26, 2012*
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

*The Reporting Persons are, and were initially, eligible to report their beneficial ownership in the Issuer on Schedule 13G. The Reporting Persons filed on Schedule 13D in order to maintain their strategic optionality in managing their beneficial ownership in the Issuer. The Reporting Persons are now filing this Schedule 13G as an amendment to the Schedule 13D/A filed by the Reporting Persons on September 26, 2012 (pursuant to Rule 13d-1(h) of the Act and Question 103.07 of the Securities and Exchange Commission’s Compliance and Disclosure Interpretations concerning Sections 13(d) and 13(g) of the Act, dated Sept. 14, 2009) and in line with their current strategy regarding beneficial ownership in the Issuer.

SCHEDULE 13G

CUSIP No.: 38068N108	Page 2 of 10 Pages
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	10,467,569 (1)
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	10,467,569 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,467,569 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.5%
12.	Type of Reporting Person: CO, FI

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

CUSIP No.: 38068N108	Page 3 of 10 Pages
1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	10,467,569 (1)
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	10,467,569 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,467,569 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.5%
12.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

Gold Reserve Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

926 West Sprague Avenue, Suite 200, Spokane, Washington 99201

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	West Face Capital, Inc. ("West Face"); and

ii)	Gregory A. Boland ("Mr. Boland").

This Statement relates to the Shares (as defined herein) held for the accounts of each of West Face Long Term Opportunities Global Master L.P., a Cayman Islands limited partnership (“WFGM”), West Face Long Term Opportunities (USA) Limited Partnership, a Delaware limited partnership (“WFLP”) and West Face Long Term Opportunities Master Fund L.P., a Cayman Islands limited partnership (“WFMF”). West Face serves as investment manager to each of WFGM, WFLP and WFMF. Mr. Boland is President and Chief Executive Officer of West Face. In such capacities, West Face and Mr. Boland may be deemed to have voting and dispositive power over the Shares held for the account of each of WFGM, WFLP and WFMF.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor Street East, Suite 810, Toronto, Ontario M4W 1A8.

Item 2(c).	Citizenship:

1)	West Face is a Canadian company; and

2)	Mr. Boland is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Class A Common Shares, no par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

38068N108

Page 5 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(g) [X] A parent holding company of control person in accordance with §240.13d-1(b)(1)(ii)(G);

(j) [X] A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of September 25, 2012, each of the Reporting Persons may be deemed the beneficial owner of 10,467,569 Shares.  This amount consists of: (A) 9,345,585 Shares and 937,250 Shares obtainable upon conversion of the Issuer’s 5.50% Senior Subordinated Convertible Notes due 2022 held for the account of WFGM; (B) 59,118 Shares and 30,250 Shares obtainable upon conversion of the Issuer’s 5.50% Senior Subordinated Convertible Notes due 2022 held for the account of WFMF; and (C) 70,866 Shares and 24,500 Shares obtainable upon conversion of the Issuer’s 5.50% Senior Subordinated Convertible Notes due 2022 held for the account of WFLP.

Item 4(b)	Percent of Class:

The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 14.5% of the total number of Shares outstanding. (Based upon information in the Issuer’s tender offer statement on Form SC TO-I filed September 18, 2012, there were 59,798,972 Shares outstanding as of September 11, 2012.  For purposes of calculating the percentage of beneficial ownership, the 11,351,029 Shares redeemable in exchange for the Issuer’s 5.50% Senior Subordinated Convertible Notes due 2022, as disclosed in the Issuer’s report on Form 6-K filed on August 28, 2012, have been added to the number of Shares outstanding.  Additionally, pursuant to Rule 13d-3(d)(1)(i) (D), Reporting Persons have added 992,000 Shares to the number of Shares outstanding for purposes of calculating the percentage of beneficial ownership, based upon an amount of Shares that the Reporting Persons may be entitled to obtain upon the conversion of the Issuer’s 5.50% Senior Subordinated Convertible Notes due 2022.)

Item 4(c)	Number of Shares of which such person has:

West Face and Mr. Boland:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	10,467,569
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	10,467,569

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Page 6 of 10 Pages
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of WFGM relates to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to West Face Capital Inc., registered with the Ontario Securities Commission as a portfolio manager, exempt market dealer and investment fund manager, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By: /s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND
By: /s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland

September 26, 2012

Page 8 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

B	Power of Attorney	10

Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Shares of Gold Reserve Inc., dated as of September 26, 2012 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

WEST FACE CAPITAL INC.

By: /s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND
By: /s/ Alexander Singh
Name: Alexander Singh
Title: Attorney-in-fact for Gregory A. Boland

September 26, 2012

Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Gregory A. Boland, hereby make, constitute and appoint Alexander Singh, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Chief Executive Officer of West Face Capital Inc., a Canadian company, and a director of West Face (Cayman 2) Inc., a Cayman Islands company, and each of the affiliates or entities advised or controlled by me, West Face Capital Inc., or West Face (Cayman 2) Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 23rd day of September 2011.

/s/ Gregory A. Boland
Gregory A. Boland